UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 21, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐            No   ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated September 21, 2017 of Global Ship Lease, Inc. (the “Company”) announcing the appointment of Philippe Lemonnier to the Company’s board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: September 21, 2017	By:	/s/ Ian J. Webber

Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Expands Its Board of Directors with Appointment of an

Additional Director

LONDON, Sept. 21, 2017 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today the appointment of Philippe Lemonnier to the Company’s Board of Directors, increasing the Board to seven members. Mr. Lemonnier was appointed by the existing Board of Directors following his nomination by the Company’s largest shareholder, CMA CGM.

Mr. Lemonnier currently serves as CMA CGM’s Vice President of Finance Transformation, Cost Efficiency and Transversal Projects, having joined the company in 2005. He has more than 30 years of experience in finance and accounting, and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

Michael Gross, Chairman of the Board of Global Ship Lease, commented, “We welcome the appointment of Philippe Lemonnier to our Board of Directors. As a senior executive at CMA CGM, our largest shareholder, our principal charterer and the world’s third largest liner company, we expect that Philippe’s expertise and guidance will be of great service to GSL at a time when the industry is poised for recovery.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.1 years or 3.3 years on a weighted basis, taking into account the two charter extensions announced on September 11, 2017.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438